SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

THIRD QUARTER 2006 CONSOLIDATED RESULTS

OCTOBER 27, 2006 – VIVO Participações S.A. (VIVO) announces today its consolidated results for the third quarter 2006 (3Q06). The Company’s operating and financial information, except as otherwise indicated, is presented in Brazilian reais in accordance with Brazilian Corporate Law.

HIGHLIGHTS

  More than 90.0% of our customers are already inserted in the new IT/IS platform, which attests that the unification projects, now entering in their final stage, have been successful;

  Recharge volume has exceeded in 9.3% the level recorded in the 2Q06;

  Sustainable combat against cloning and fraud, with certification of network and prepaid and post-paid customer base, provided approximately 84% reduction in the number of cloning occurrences in comparison to the same period the last year;

  Second stage of the Corporate Reorganization about to be concluded and which will cause 14 operators to be merged into one sole company, with consequent simplification of structures and processes and allowing operating and control efficiency.

  VIVO is a leader in compliance of ANATEL’s quality goals, having achieved 96.7% of the pre-established goals.

VIVO3 (ON) VIVO4 (PN) VIV (ADR)

  Total net revenue grew 13.0% in relation to the previous quarter. Termination of the partial Bill&Keep system in July contributed to such increase. By eliminating the effects mainly of the termination of the partial Bill&Keep system, the net revenue from services even though recorded 1.0% growth in the same period.

  Operating costs recorded 8.0% reduction over 2Q06, due to drop in personnel cost, third party services, general and administrative expenses, cost of goods sold and provisions for bad debt. After elimination of the effects of the termination of the partial Bill&Keep system, the operating costs would record a 20% reduction.

  EBITDA of R$715.6 million, with Ebitda margin of 25.3% in the quarter, represented a significant growth in relation to R$306.3 million and 11.8% Ebitda margin recorded in 2Q06. By eliminating the effects mainly of the termination of the partial Bill&Keep system, the Ebitda margin in 3Q06 would be 28.4%.

  Positive reversal of the operating cash flow in 3Q06 over the previous quarter represented a consequence of improvement in the EBITDA. The amount of R$270.8 million recorded in the quarter increases the year-to-date operating cash flow to R$675.0 million.

  The net indebtedness in the amount of R$4,147.6 millions presents a 4.3% reduction in the quarter due to higher net cash flow and reduction in short-term term. This is already a benefit of the first stage of the corporate restructuring effected in February 2006.
  The provision for bad debt of R$147.8 million in the quarter, representing 3.7% of the gross revenue, shows a significant reduction by 56.4% in relation to 2Q06, which recorded R$338.7 million.

Basis for the presentation of results

Considering the first stage of the Corporate Restructuring concluded in February 2006, the figures for 3Q05 were prepared on a combined basis for purposes of comparison with 3Q06.
Some information disclosed for 2Q06 and 3Q05 were re-classified, as applicable. Figures disclosed are subject to differences, due to rounding-up procedures.

HIGHLIGHTS
						Accum
R$ million	3 Q 06	2 Q 06	Δ%	3 Q 05	Δ%	2006	2005	Δ%

Net operating revenue	2,824.9	2,598.3	8.7%	2,810.4	0.5%	8,000.2	8,267.0	-3.2%
Net service revenues	2,467.7	2,184.1	13.0%	2,412.1	2.3%	6,913.5	7,081.3	-2.4%
Net handset revenues	357.2	414.2	-13.8%	398.3	-10.3%	1,086.7	1,185.7	-8.3%
Total operating costs	(2,109.3)	(2,292.0)	-8.0%	(2,013.8)	4.7%	(6,261.2)	(5,893.4)	6.2%
EBITDA	715.6	306.3	133.6%	796.6	-10.2%	1,739.0	2,373.6	-26.7%
EBITDA Margin (%)	25.3%	11.8%	13.5 p.p.	28.3%	-3.0 p.p.	21.7%	28.7%	-7.0 p.p.
Depreciation and amortization	(636.3)	(606.2)	5.0%	(586.4)	8.5%	(1,834.2)	(1,654.6)	10.9%
EBIT	79.3	(299.9)	n.a.	210.2	-62.3%	(95.2)	719.0	n.a.
Net income	(196.9)	(493.1)	-60.1%	(120.1)	63.9%	(869.3)	(330.7)	162.9%

Capex	444.8	337.9	31.6%	389.8	14.1%	1,064.0	1,344.0	-20.8%
Capex over net revenues	15.7%	13.0%	2.7 p.p.	13.9%	1.8 p.p.	13.3%	16.3%	-3.0 p.p.
Operating cash flow	270.8	(31.6)	n.a.	406.8	-33.4%	675.0	1,029.6	-34.4%

Customers (thousand)	28,726	28,525	0.7%	28,840	-0.4%	28,726	28,446	1.0%
Net additions (thousand)	201	(1,613)	n.a.	394	-49.0%	(1,079)	2,298	n.a.

                               Capital Expenditures (CAPEX)

Quality, coverage and overlay

Capital expenditures of R$ 444.8 million in 3Q06, totaling R$1,064.0 in the first nine months of the year, are basically due to improvement in the consolidation and rationalization of the information systems, especially management systems, quality maintenance and coverage expansion, in addition to technology for meeting the corporate segment. Included among the investments effected are those referring to the GSM overlay, whose schedule is being fulfilled as planned.

                              Operating Cash Flow

Positive operating cash flow (EBITDA-CAPEX) of R$ 675.0 million year-to-date and of R$270.8 million in the quarter, thus reverting the position recorded in the previous quarter, as a consequence of improvement in the EBITDA.

CAPEX - VIVO
R$ million				Accum
	3 Q 06	2 Q 06	3 Q 05	2006	2005

Network	202.6	139.5	224.6	434.3	858.5
Technology / Information System	107.1	87.6	71.2	280.6	191.4
Other	135.1	110.8	94.0	349.1	294.1
Total	444.8	337.9	389.8	1,064.0	1,344.0

% Net Revenues	15.7%	13.0%	13.9%	13.3%	16.3%

CONSOLIDATED OPERATING PERFORMANCE - VIVO
	3 Q 06	2 Q 06	Δ%	3 Q 05	Δ%
Total number of customers (thousand)	28,726	28,525	0.7%	28,840	-0.4%
Contract	5,244	5,268	-0.5%	5,650	-7.2%
Prepaid	23,482	23,257	1.0%	23,190	1.3%
Market Share (*)	39.3%	40.4%	-1.1 p.p.	45.7%	-6.4 p.p.
Net additions (thousand) 1/	201	(1,613)	n.a.	394	-49.0%
Contract	(24)	(492)	-95.1%	139	n.a.
Prepaid	225	(1,121)	n.a.	255	-11.8%
Market Share of net additions (*)	7.6%	-171.2%	178.8 p.p.	12.9%	-5.3 p.p.
Market penetration	53.4%	51.5%	1.9 p.p.	46.5%	6.9 p.p.

SAC (R$)	105	128	-18.0%	153	-31.4%

Monthly Churn	2.6%	4.6%	-2.0 p.p.	2.0%	0.6 p.p.
ARPU (in R$/month)	28.7	24.1	19.1%	28.2	1.8%
Contract	83.9	70.9	18.3%	83.0	1.1%
Prepaid	15.7	12.8	22.7%	14.1	11.3%
Total MOU (minutes)	78	66	18.2%	76	2.6%
Contract	218	200	9.0%	213	2.3%
Prepaid	44	34	29.4%	42	4.8%

Employees	6,017	5,769	4.3%	6,047	-0.5%

(*) source: Anatel
1/ Reflects the adjustment in the client base in 2Q06

OPERATING HIGHLIGHTS

Customer Base
  The 28,726 thousand customer base recorded 0.7% growth over 2Q06, with the customer mix having remained stable after the adjustments made in the previous quarter, as well as its entry barrier, which, on its turn, was reduced due to competition in the period. The wide range of offers and service plans offered by Vivo contributed to the growth in the customer base and maintenance of the customer mix. VIVO has continued with its strategy to keep a strict control over its customer base without, however, disregarding quality service and maintenance of its coverage. The result of such actions has positively reflected over the Revenue and contributed to the growth of ARPU and of MOU. In comparison to 3Q05, there was a 0.4% reduction.

  The market share of net additions in 3Q06 is affected by the strong competition in the period, based on strongly subsidized handset prices. The market behavior in the previous quarter was affected by the adjustments to the customer base. In relation to the total market share in its coverage area, VIVO has continued to be a leader in the market.

SAC reduction due to lower cost of commissions and advertisement
  SAC reduction by 31.4% over 3Q05 is due to lower expenses with subsidies to capture clients specially due to the larger number of activations produced by our own shops, and to the reduction in commissions and advertisement expenses. It must be reminded that the reduction in the cost of handsets, as a result of the appreciation of Brazilian real in 3Q06 over 3Q05, also contributed to such reduction, as well as the change in the activation mix. When compared to 2Q06, the 18.0% drop was due to reduced expenses with advertising and commissions. It is important to point out that the SAC reduction trend has been recorded since 2Q05. The customer retention costs are consequence of the competitive pressure.

  Churn of 2.6% in the quarter, down 2.0 percentile points in relation to the previous quarter, due to adjustments to the customer base. An aggressive competition, especially recorded in the value segment, in which we maintained the churn under control.

  The blended ARPU in the amount of R$ 28.7 (growth of 19.1% and 1.8% over 2Q06 and 3Q05, respectively) suffered the positive effects of the termination of the partial Bill&Keep system. Thus, a growth in the ARPU is recorded despite the effects of the transition from fixed-mobile traffic to mobile-mobile traffic when compared to the previous quarter. The traffic growth caused by promotions and incentives for use, generated an increase in the outgoing ARPU, both in the post and pre-paid segments.

  The blended MOU increased by 18.2% in relation to 2Q06 and by 2.6% in relation to 3Q05. The increase in the outgoing traffic contributed to such growth, especially in the post-paid segment, due to segmented promotions and campaigns. The post-paid MOU of 218 minutes is the highest recorded since 3Q05, which was 213 minutes.

NET OPERATING REVENUES - VIVO
	According to Corporate Law
						Accum
R$ million	3 Q 06	2 Q 06	Δ%	3 Q 05	Δ%	2006	2005	Δ%
Subscription and Usage	1,181.9	1,159.2	2.0%	1,284.6	-8.0%	3,530.0	3,579.3	-1.4%
Network usage	1,149.5	867.8	32.5%	991.8	15.9%	2,947.3	3,103.5	-5.0%
Other services	136.3	157.1	-13.2%	135.7	0.4%	436.2	398.5	9.5%
Net service revenues	2,467.7	2,184.1	13.0%	2,412.1	2.3%	6,913.5	7,081.3	-2.4%
Net handset revenues	357.2	414.2	-13.8%	398.3	-10.3%	1,086.7	1,185.7	-8.3%
Net Revenues	2,824.9	2,598.3	8.7%	2,810.4	0.5%	8,000.2	8,267.0	-3.2%

                         Operating Revenue

Increase of service revenue Data revenue increase

The total net revenue grew 8.7% in relation to 2Q06, as a result of the increase in the revenue from services, especially in the revenue of usage of networks due to termination of the partial Bill&Keep system, recording R$2,824.9 million in the quarter. In relation to 3Q05, it recorded an increase of 0.5% mainly due to the increase in the revenue from usage of network, even though considering the effects of right planning and the impact of the sales of a lesser number of handsets. By eliminating the effects mainly of the termination of the partial Bill&Keep system, the net service revenue would answer for 1.0% growth in relation to the previous quarter.

The increase of 2.0% in “subscription and usage revenue”, when compared to 2Q06, is mainly due to the increase in the total outgoing revenue. Such increase is due to the growth in the outgoing traffic, offsetting the effects of the transition from fixed-mobile traffic to mobile-mobile traffic, with consequent drop in roaming revenue. In comparison to 3Q05, there was an 8.0% reduction mainly due to the free minute bonus campaigns and “right planning”. It is worth mentioning the increase in total outgoing traffic registered in this period.

Data revenue was up 8.5% in the comparison between 3Q06 and 3Q05. This increase is due to the company’s efforts related to development of products and services using its technology and its communication and information to users. It is reflects on a widespread access and use of the tools, in addition to increase in the customer base, with growth potential. The 40% reduction in SMS tariffs adopted in this quarter did not result in a decrease of its revenue in the same proportion. The SMS revenue accounted for 53.6% of data revenues in 3Q06. The WAP revenue increased by 15.3% in a year-to-year comparison, with potential growth due to the increase in the number of activated handsets.

OPERATING COSTS - VIVO
	According to Corporate Law
						Accum
R$ million	3 Q 06	2 Q 06	Δ%	3 Q 05	Δ%	2006	2005	Δ%
Personnel	(150.9)	(155.3)	-2.8%	(149.4)	1.0%	(461.9)	(453.6)	1.8%
Cost of services rendered	(664.3)	(418.2)	58.8%	(371.8)	78.7%	(1,516.5)	(1,129.6)	34.3%
Leased lines	(59.0)	(57.0)	3.5%	(64.2)	-8.1%	(175.4)	(202.7)	-13.5%
Interconnection	(322.5)	(37.1)	769.3%	(59.3)	443.8%	(399.5)	(189.0)	111.4%
Rent/Insurance/Condominium fees	(53.1)	(51.7)	2.7%	(47.4)	12.0%	(154.7)	(132.2)	17.0%
Fistel and other taxes and contributions	(125.7)	(132.1)	-4.8%	(124.0)	1.4%	(393.9)	(369.8)	6.5%
Third-party services	(96.4)	(89.4)	7.8%	(69.5)	38.7%	(279.3)	(222.7)	25.4%
Others	(7.6)	(50.9)	-85.1%	(7.4)	2.7%	(113.7)	(13.2)	761.4%
Cost of goods sold	(511.9)	(546.8)	-6.4%	(556.9)	-8.1%	(1,491.3)	(1,798.6)	-17.1%
Selling expenses	(697.4)	(1,002.4)	-30.4%	(767.8)	-9.2%	(2,411.1)	(2,140.8)	12.6%
Provision for bad debt	(147.8)	(338.7)	-56.4%	(161.3)	-8.4%	(647.5)	(386.3)	67.6%
Third-party services	(520.3)	(622.8)	-16.5%	(583.2)	-10.8%	(1,659.7)	(1,676.5)	-1.0%
Others	(29.3)	(40.9)	-28.4%	(23.3)	25.8%	(103.9)	(78.0)	33.2%
General & administrative expenses	(112.7)	(145.5)	-22.5%	(158.7)	-29.0%	(387.2)	(406.9)	-4.8%
Other operating revenues (expenses)	27.9	(23.8)	n.a.	(9.2)	n.a.	6.8	36.1	-81.2%
Total costs before depreciation / amortization	(2,109.3)	(2,292.0)	-8.0%	(2,013.8)	4.7%	(6,261.2)	(5,893.4)	6.2%
Depreciation and amortization	(636.3)	(606.2)	5.0%	(586.4)	8.5%	(1,834.2)	(1,654.6)	10.9%
Total operating costs	(2,745.6)	(2,898.2)	-5.3%	(2,600.2)	5.6%	(8,095.4)	(7,548.0)	7.3%

                                   Operating Costs:

Strict control over manageable costs

In the comparison between 3Q06 and 2Q06, the reduction in personnel cost is mainly due to severance costs related to the last stage of the process for outsourcing labor for the shops, more than offset by hiring of own labor for the IT/IS administrative activities, previously rendered in part by outsourcing.

The variation between 3Q06 and the same period of 2005 is a result of the collective bargaining agreement, offset by a reduction in the average headcount in the periods: 3Q06 with an average of 5,919 employees and 3Q05 with an average of 6,053 employees.

The increase of 58.8% in the cost of services rendered in 3Q06, when compared to 2Q06, is due to the increase in interconnection costs, offset by the reduction of provisions related to the co-billing process that is the result of negotiation with the other operators. Also contributed expenses with third-party services because of the increase in data processing expenses. When compared to 3Q05, the increase was 78.7% due, also, to the increase in interconnection costs and third-party services. It must be emphasized that after the effects of termination of the partial Bill&Keep system are eliminated, the cost of services rendered would record a 6.6% reduction in relation to the previous quarter.

The cost of goods sold decreased by 6.4% and 8.1% in relation to 2Q06 and 3Q05, respectively due to the reduction in activations in the period, and change in the mix of handsets sold.

In 3Q06, selling expenses were reduced by 30.4% in relation to 2Q06 and by 9.2% in comparison to 3Q05, as a result of the reduction in expenses with provisions for bad debt, in addition to the reduction in expenses with third-party services, especially publicity and advertising.

PDD – significant reduction in the quarter

The Provision for Bad Debtors – PDD registered in the 3Q06 the amount of R$ 147.8 millions, reaching 3.7% of the total gross revenue, which represents a 56.4% reduction in relation to the previous quarter. To the achievement of such reduction in PDD, it is worth mentioning the role played by the implementation of new systems for credit management employed in the capture of new clients and in maintaining the existing client base, together with the increased number of actions to improve collection. It is also important to notice that there is a reduction in the PDD related to the previous quarter even after the extraordinary effects registered in the 2Q06 (in the amount of R$ 161.5 million) are netted out. The improvement is also due to the implementation of the projects devised to control clone and fraud which have so far reduced the occurrence of such cases in approximately 84% related to the same period last year.

General and administrative expenses recorded a reduction of 22.5% and 29.0% in relation to 2Q06 and 3Q05. Such reduction is mainly due to the reduction in expenses with consultancy, outsourcing and data processing, by reason of the conclusion of most of the unification projects of the IT and IS platforms which already include more than 90.0% of the customers, thus contributing to expense reduction and management improvement.

Other Operating Revenues / Expenses recorded revenues of R$ 27.9 million in 3Q06, due to increase in revenues generated from provision reversal, commercial incentives and recovery of expenses, offset by increase in expenses with taxes, charges and contributions.

                                 EBITDA

EBITDA margin of 25.3% in the quarter

The EBITDA (earnings before interests, taxes, depreciation and amortization) in 3Q06 was R$ 715.6 million, resulting in an EBITDA Margin of 25.3% and an increase of 13.5 percentile points in relation to the previous quarter. Such increase was mainly due to the maintenance of the revenue, reduction of expenses with PDD, third-party services and other expenses referring to co-billing negotiation. The drop in the cost of goods sold also contributed to such increase. By eliminating the effects mainly of the termination of the partial Bill&Keep system, the EBITDA in 3Q06 would be R$ 728.4 million, with a corresponding EBITDA margin of 28.4%.

                                 Depreciation and Amortization

Depreciation and amortization expenses increased by 5.0% and 8.5% in 3Q06 in relation to 3Q05 and 2Q06, respectively, due to amortization of intangible assets, such as software and licenses, depreciation of analogic radio-base stations, offset by a reduction in expenses with depreciation of digital ERBs.

FINANCIAL REVENUES (EXPENSES) - VIVO
	According to Corporate Law
						Accum
R$ million	3 Q 06	2 Q 06	Δ%	3 Q 05	Δ%	2006	2005	Δ%
Financial Revenues	51.4	104.7	-50.9%	338.8	-84.8%	541.2	1,034.3	-47.7%
Exchange rate variation / Monetary variation	10.9	52.6	-79.3%	210.3	-94.8%	323.2	688.1	-53.0%
Other financial revenues	40.5	52.1	-22.3%	133.4	-69.6%	218.0	351.3	-37.9%
(-) Pis/Cofins taxes on financial revenues	0.0	0.0	n.a.	(4.9)	n.a.	0.0	(5.1)	n.a.
Financial Expenses	(253.0)	(318.3)	-20.5%	(551.5)	-54.1%	(1,142.6)	(1,715.0)	-33.4%
Exchange rate variation / Monetary variation	(3.7)	(32.4)	-88.6%	(3.0)	23.3%	(48.8)	(45.2)	8.0%
Other financial expenses	(141.4)	(157.6)	-10.3%	(180.6)	-21.7%	(461.5)	(508.1)	-9.2%
Gains (Losses) with derivatives transactions	(107.9)	(128.3)	-15.9%	(367.9)	-70.7%	(632.3)	(1,161.7)	-45.6%
Net Financial Income	(201.6)	(213.6)	-5.6%	(212.7)	-5.2%	(601.4)	(680.7)	-11.6%

Reduction in financial expenses between the periods

VIVO’s net financial expense in 3Q06 was reduced by R$ 12.0 million when compared to 2Q06. Such variation was caused, by the reduction in the interest rate for the period (3.58% in 2Q06 and 3.51% in 3Q06) assessed on the net indebtedness, which was reduced by 4.3%.

In the comparison between 3Q06 and 3Q05, VIVO reduced its net financial expense by R$ 11.1 million, mainly due to the reduction in the interest rate of the period (4.74% in 3Q05 and 3.51% in 3Q06).

Net Result	The losses recorded in 3Q06 were R$ 196.9 million, reduced by 60.1% in relation to the losses recorded in the previous quarter, of R$ 493.1 million.

LOANS AND FINANCING - VIVO
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen
Financial institutions	1,685.9	192.8	33.4	1,842.9	925.0
Fixcel – TCO’s Acquisition	19.6	-	-	-	-
Total	1,705.5	192.8	33.4	1,842.9	925.0
Exchange rate used		1.955839	0.041868	2.1742	0.018408

Payment Schedule - Long Term

2007	0.3	13.7	2.6	130.5	140.4
as from 2007	1,630.3	69.3	12.3	565.4	610.7
Total	1,630.6	83.0	14.9	695.9	751.1

NET DEBT - VIVO
	Sep 30. 06	Jun 30. 06
Short Term	1,524.1	1,861.7
Long Term	3,175.5	2,824.7
Total debt	4,699.6	4,686.4
Cash and cash equivalents	(966.9)	(644.0)
Derivatives	414.9	291.6
Net Debt	4,147.6	4,334.0

(*) BNDES long term interest rate unit

(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant

Reduction in net debt Change in debt profile

On September 30, 2006, VIVO’s debts related to loans and financings amounted to R$ 4,699.6 million (R$ 4,686.4 million on June 30, 2006), 60% of which is denominated in foreign currency. The Company has signed exchange rate hedging contracts thus protecting 100% of its financial debt against foreign exchange volatility, so that the final cost (debt and swap) is Reais-referenced. This debt was offset by the Company’s available cash and financial investments (R$ 966.9 million) and by derivative assets and liabilities (R$ 414.9 million payable) resulting in a net debt of R$ 4,147.6 million, a 4.3% reduction in relation to June 2006.

It is remarkable the 12.5% reduction in the gross debt, equivalent to R$669.9 million in relation to the 3Q05.

The reduction in VIVO’s net debt in 3Q06 in relation to 2Q06 in the amount of R$ 186.4 million is mainly due to the fact that the service of debt cost has been more than offset by an increase in the generation of net operating cash.

Short term debt answered for 32% of the total debt on September 30, 2006 (40% in June 2006), covered by the company’s cash and operating cash flow.

Current Ownership Structure

PORTUGAL TELECOM SGPS S.A.
T 0.01%
T 100%
TELEFÔNICA S.A.
T 50.00%
T 50.00%
T 49.99%
PT MÓVEIS SGPS S.A.
BRASILCEL, NV
Q 100%
Q 99.99%
Q 99.99%
T 100%
ON 73.27%
PN n/a
T 73.27%
SUDESTECEL PART.LTDA
TAGILO PART. LTDA.
AVISTA PART. LTDA
PTELECOM BRASIL S.A.
T 60.15%
ON 22.99%
PN n/a
T 22.99%
T 39.85%
TBS CELULAR PART. LTDA
PORTELCOM PARTICIPAÇÕES S.A.
ON = % Common Shares
PN = % Preferred Shares
T = % Total
ON 13.11%
PN 0.13%
T 4.85%
ON 16.81%
PN 0.13%
T 6.20%
ON 2.30%
PN 2.47%
T 2.41%
ON 42.46%
PN 39.72%
T 40.72%
ON 1.83%
PN 5.08%
T 3.90%
ON 12.83%
PN 0.00%
T 4.67%
VIVO PARTICIPAÇÕES S.A.
ON 100%
PN n/a
T 100%
TELERGIPE CELULAR S.A.
ON 100%
PN n/a
T 100%
TELEBAHIA CELULAR S.A.
ON 100%
PN n/a
T 100%
TELERJ CELULAR S.A.
ON 100%
PN n/a
T 100%
TELEST CELULAR S.A.
ON 100%
PN n/a
T 100%
CELULAR CRT S.A.
ON 100%
PN n/a
T 100%
GLOBAL TELECOM S.A.
ON 100%
PN n/a
T 100%
TELESP CELULAR S.A.
ON 100%
PN 100%
T 100%
TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
ON 100%
PN n/a
T 100%
TELEGOIÁS CELULAR S.A.
ON 100%
PN n/a
T 100%
TELEMAT CELULAR S.A.
ON 100%
PN n/a
T 100%
TELEMS CELULAR S.A.
ON 100%
PN n/a
T 100%
TELERON CELULAR S.A.
ON 100%
PN n/a
T 100%
TELEACRE CELULAR S.A.
ON 100%
PN 100%
T 100%
NORTE BRASIL TELECOM S.A.
ON 100%
PN 100%
T 100%
TCO IP S.A.

Stockholding

GSM

 The Board of Directors in a meeting held on July 20, resolved and authorized the Board of Executive Officers to continue the studies related to the technology evolution, as per the Relevant Fact filed with the CVM and published in the usual newspapers on July 24 and 25, as follows:

“Vivo Participações S.A., holding company of the Personal Mobile Service operators using “Vivo” brand, a leader in Brazil, hereby informs to the public, in the form and for the purposes of CVM Instruction no. 358/02, that in pursuance of what was communicated in the Relevant Fact dated 06.30.2006, the Board of Directors evaluated the study and proposal submitted by the Board of Executive Officers aiming at constructing a GSM/EDGE network convertible into W-CDMA, to be added to its current CDMA network, which will continue in full operation and expansion, and has resolved to approve them, authorizing the Board of Executive Officers to start the procedures inherent to the achievement of such objective.

The installation of Vivo’s GSM/EDGE network shall start as from the execution of the supply contracts. The capital expenditures (CAPEX) required for the installation of the new Vivo network are approximately one billion and eighty million reais (R$ 1,080,000.00)”.

This information can be found in our website:  www.vivo.com.br/ir.

Quality and coverage improvement program
100% digital service and coverage	VIVO has significantly expanded its coverage, increasing the number of municipalities served, in addition to broadening the 1xRTT coverage. Concurrently with the coverage growth, in this same period, VIVO increased its own transmission network, besides other improvements obtained as a result of the technologic evolution. The Network Operation Centers, located in Brasília and São Paulo, monitor the Network elements, promptly detecting eventual abnormalities, thus ensuring quick corrective actions.

Better quality and coverage

Monthly measurement of the Network indicators, Network quality (disconnection and connection of calls, call timing), lack of coverage complaint rate, are some of the factors reviewed by ANATEL in order to ensure that the SMP operators are performing in compliance with the rules provided for in the concession. Data gathered are disclosed by ANATEL, thus stipulating a ranking of the best operators.

 Improvement in Indicators of Non-Compliance - ANATEL

Main Prizes, Awards and Events
  Vivo sponsored for the eighty consecutive year the 34th Gramado Festival/Brazilian and Latin American Cinema, held from August 14 to 19, which is recognized as the major Latin America Cinematographic event, and presented several actions and varied program in Gramado in July and August. This project is named Vivo no Cinema (Vivo in the Movies), which offered shows, movie sessions, cafeteria, showroom of Vivo services and printing of pictures directly from cellular phones.
  Recognized as the major world event of this kind, according to the Guinness Book, the Joinville Dance Festival, sponsored by Vivo, presents a diversified program, providing for strong interchange among dance professionals from several countries, and promoting culture among the population, through stages that are installed at public squares, companies, shopping centers and cultural and education institutions in the city of Joinville.
  Vivo ES deserved an outstanding position in the 14th edition of the Brand Recall Prize as the mobile telephone operator mostly recalled by State of Espírito Santo consumers. With 56.75% of the consumers having answered that Vivo is the mobile telephone operator mostly recalled by them, Vivo ES completes three consecutive years of leadership in such prize segment. The Brand Recall Prize is sponsored by a partnership between Rede Gazeta de Comunicação (Gazeta Communication Network) (Globo branch in ES) and Instituto de Pesquisa Futura (Futura Research Institute), which indicates, by means of research, the services and products that are mostly used by consumers in the State of Espírito Santo market among 88 segments.
  In a ceremony held in the evening of September 13th, at Plaza São Rafael, in Porto Alegre, Vivo was awarded the certificate of Major and Leading Companies as the 7th largest company of Rio Grande do Sul state.

Social Responsibility

Vivo is one of the first companies to adhere to the “Everyone Committed to Education” program, a nationwide mobilization to the benefit of improvement of public education quality in Brazil.

Four months after its opening, the Portuguese Language Museum, sponsored by Vivo, was awarded UNESCO’s recognition diploma due to its contribution in Communication and Information.

Vivo Institute, in a partnership with the City of São Paulo Government, has launched the Reading to Believing project, which will allow visually deficient people to have access to education and to reading.

The Environmental Education School – Park School, a project sponsored since 2004 by Vivo Institute, won the 2006 Telecom Annuary Citizenship Prize.

Services Area

  VIVO through its wholly-owned subsidiaries, Telesp Celular S/A, Global Telecom S/A, Telerj Celular S/A, Telest Celular S/A, Telebahia Celular S/A, Telergipe Celular S/A, Celular CRT S/A, and Tele Centro Oeste Celular Participações S/A provides mobile telephone services in the states of: São Paulo, Paraná, Santa Catarina, Rio de Janeiro, Espírito Santo, Bahia, Sergipe, Rio Grande do Sul, Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima and Tocantins and in the Federal District. Digital coverage services are provided in 100% of the municipalities served, of which more than 1,860 have 1xRTT technology coverage, of which 24 are provided with EV-DO service, recording an increase of 18 municipalities in this year.

CONSOLIDATED BALANCE SHEET - VIVO
R$ million
ASSETS	Sep 30. 06	Jun 30. 06

Current Assets	5,445.2	5,880.1
Cash and banks	72.4	146.0
Temporary cash investments	894.5	498.0
Net accounts receivable	2,159.3	2,244.4
Inventory	236.8	565.6
Prepayment to Suppliers	71.3	21.0
Deferred and recoverable taxes	1,600.8	1,576.6
Derivatives transactions	2.4	260.2
Credit with companies of the group	9.6	48.5
Prepaid Expenses	231.3	376.1
Other current assets	166.8	143.7

Long Term Assets	1,754.6	1,803.8
Derivatives transactions	2.7	3.2
Deferred and recoverable taxes	1,679.6	1,717.7
Prepaid Expenses	20.9	34.1
Other long term assets	51.4	48.8

Permanent Assets	9,248.6	9,478.7
Investment	1,286.6	1,374.7
Plant, property and equipment	7,816.4	7,946.9
Deferred assets	145.6	157.1

Total Assets	16,448.4	17,162.6

LIABILITIES

Current Liabilities	4,831.3	5,708.0
Suppliers and Consignment	1,756.1	2,203.5
Personnel, tax and benefits	141.6	124.1
Taxes, fees and contributions	617.8	614.0
Interest on own capital	104.2	104.5
Loans and financing	1,524.1	1,861.7
Contingencies provision	73.0	69.0
Derivatives transactions	279.0	413.1
Other current liabilities	335.5	318.1

Long Term Liabilities	3,884.2	3,525.8
Loans and financing	3,175.5	2,824.7
Contingencies provision	263.6	255.8
Impostos, taxas e contribuições	215.8	218.8
Derivatives transactions	141.0	141.9
Other long term liabilities	88.3	84.6

Shareholder's Equity	7,732.5	7,928.4

Funds for capitalization	0.4	0.4

Total Liabilities	16,448.4	17,162.6

CONSOLIDATED INCOME STATEMENTS - VIVO
	According to Corporate Law
						Accum
R$ million	3 Q 06	2 Q 06	Δ%	3 Q 05	Δ%	2006	2005	Δ%
Gross Revenues	3,961.2	3,765.0	5.2%	3,956.1	0.1%	11,343.2	11,530.8	-1.6%
Gross service revenues	3,268.7	2,955.9	10.6%	3,222.4	1.4%	9,241.4	9,341.8	-1.1%
Deductions – Taxes and others	(801.0)	(771.8)	3.8%	(810.3)	-1.1%	(2,327.9)	(2,260.5)	3.0%
Gross handset revenues	692.5	809.1	-14.4%	733.7	-5.6%	2,101.8	2,189.0	-4.0%
Deductions – Taxes and others	(335.3)	(394.9)	-15.1%	(335.4)	0.0%	(1,015.1)	(1,003.3)	1.2%

Net Revenues	2,824.9	2,598.3	8.7%	2,810.4	0.5%	8,000.2	8,267.0	-3.2%
Net service revenues	2,467.7	2,184.1	13.0%	2,412.1	2.3%	6,913.5	7,081.3	-2.4%
Subscription and Usage	1,181.9	1,159.2	2.0%	1,284.6	-8.0%	3,530.0	3,579.3	-1.4%
Network usage	1,149.5	867.8	32.5%	991.8	15.9%	2,947.3	3,103.5	-5.0%
Other services	136.3	157.1	-13.2%	135.7	0.4%	436.2	398.5	9.5%
Net handset revenues	357.2	414.2	-13.8%	398.3	-10.3%	1,086.7	1,185.7	-8.3%

Operating Costs	(2,109.3)	(2,292.0)	-8.0%	(2,013.8)	4.7%	(6,261.2)	(5,893.4)	6.2%
Personnel	(150.9)	(155.3)	-2.8%	(149.4)	1.0%	(461.9)	(453.6)	1.8%
Cost of services rendered	(664.3)	(418.2)	58.8%	(371.8)	78.7%	(1,516.5)	(1,129.6)	34.3%
Leased lines	(59.0)	(57.0)	3.5%	(64.2)	-8.1%	(175.4)	(202.7)	-13.5%
Interconnection	(322.5)	(37.1)	769.3%	(59.3)	443.8%	(399.5)	(189.0)	111.4%
Rent/Insurance/Condominium fees	(53.1)	(51.7)	2.7%	(47.4)	12.0%	(154.7)	(132.2)	17.0%
Fistel and other taxes and contributions	(125.7)	(132.1)	-4.8%	(124.0)	1.4%	(393.9)	(369.8)	6.5%
Third-party services	(96.4)	(89.4)	7.8%	(69.5)	38.7%	(279.3)	(222.7)	25.4%
Others	(7.6)	(50.9)	-85.1%	(7.4)	2.7%	(113.7)	(13.2)	761.4%
Cost of handsets	(511.9)	(546.8)	-6.4%	(556.9)	-8.1%	(1,491.3)	(1,798.6)	-17.1%
Selling expenses	(697.4)	(1,002.4)	-30.4%	(767.8)	-9.2%	(2,411.1)	(2,140.8)	12.6%
Provision for bad debt	(147.8)	(338.7)	-56.4%	(161.3)	-8.4%	(647.5)	(386.3)	67.6%
Third-party services	(520.3)	(622.8)	-16.5%	(583.2)	-10.8%	(1,659.7)	(1,676.5)	-1.0%
Others	(29.3)	(40.9)	-28.4%	(23.3)	25.8%	(103.9)	(78.0)	33.2%
General & administrative expenses	(112.7)	(145.5)	-22.5%	(158.7)	-29.0%	(387.2)	(406.9)	-4.8%
Other operating revenue (expenses)	27.9	(23.8)	n.a.	(9.2)	n.a.	6.8	36.1	-81.2%

EBITDA	715.6	306.3	133.6%	796.6	-10.2%	1,739.0	2,373.6	-26.7%
Margin %	25.3%	11.8%	13.5 p.p.	28.3%	-3.0 p.p.	21.7%	28.7%	-7.0 p.p.

Depreciation and Amortization	(636.3)	(606.2)	5.0%	(586.4)	8.5%	(1,834.2)	(1,654.6)	10.9%

EBIT	79.3	(299.9)	n.a.	210.2	-62.3%	(95.2)	719.0	n.a.

Net Financial Income	(201.6)	(213.6)	-5.6%	(212.7)	-5.2%	(601.4)	(680.7)	-11.6%
Financial Revenues	51.4	104.7	-50.9%	338.8	-84.8%	541.2	1,034.3	-47.7%
Exchange rate variation / Monetary variation	10.9	52.6	-79.3%	210.3	-94.8%	323.2	688.1	-53.0%
Other financial revenues	40.5	52.1	-22.3%	133.4	-69.6%	218.0	351.3	-37.9%
(-) Pis/Cofins taxes on financial revenues	0.0	0.0	n.a.	(4.9)	n.a.	0.0	(5.1)	n.a.
Financial Expenses	(253.0)	(318.3)	-20.5%	(551.5)	-54.1%	(1,142.6)	(1,715.0)	-33.4%
Exchange rate variation / Monetary variation	(3.7)	(32.4)	-88.6%	(3.0)	23.3%	(48.8)	(45.2)	8.0%
Other financial expenses	(141.4)	(157.6)	-10.3%	(180.6)	-21.7%	(461.5)	(508.1)	-9.2%
Gains (Losses) with derivatives transactions	(107.9)	(128.3)	-15.9%	(367.9)	-70.7%	(632.3)	(1,161.7)	-45.6%
Non-operating revenue/expenses	(4.7)	(1.8)	161.1%	6.8	n.a.	(10.8)	10.7	n.a.
Taxes	(69.9)	22.2	n.a.	(124.4)	-43.8%	(153.9)	(379.7)	-59.5%
Minority Interest	0.0	0.0	n.a.	0.0	n.a.	(8.0)	0.0	n.a.

Net Income	(196.9)	(493.1)	-60.1%	(120.1)	63.9%	(869.3)	(330.7)	162.9%

CONFERENCE CALL – 3Q06

In Portuguese

Date: October 27, 2006 (Friday)
Time: 10:00 a.m. (São Paulo time) and 9:00 a.m. (New York time)
Telephone Number: (+ 55 11) 2101-4808
Conference Call Code: VIVO
Webcast: www.vivo.com.br/ri

The conference call audio replay will be available at telephone number (+55 11) 2101-4808 under conference call VIVO or in our website.

In English

Date: October 27, 2006 (Friday)
Time: 12:00 p.m. (São Paulo time) and 11:00 a.m. (New York time)
Telephone Number: (+1 973) 321-1024
Conference Call Code: VIVO or 8007370
Webcast: www.vivo.com.br/ir

The conference call audio replay will be available at telephone number (+1 973) 341 3080 under conference call code: 8007370 or in our website.

VIVO – Investor Relations
Charles E. Allen Adriana Rio Costa Godinho Ana Paula Mourão Antonio Sergio M. Botega	Janaina São Felicio Maria Ednéia Pinto Pedro Gomes de Souza

          Av Chucri Zaidan, 860 – Morumbi – SP – 04583-110

Telefone: +55 11 5105-1172 Email: ir@vivo.com.br Information available in the website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.
Current Capital (Short-term capital) = Current assets – Current liabilities.
Working capital = Current Capital – Net Debt.
Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.
Net Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
EBITDA Margin = EBITDA / Net Operating Revenue.
PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.
NE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.
CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.
CSP – Carrier Selection Code.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.
GSM – (Global System for Mobile) – an open digital cellular technology used for transmitting mobile voice and data services. It is a circuit witched system that divides each channel into time-slots.

Operating indicators:

Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (contract + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outbound minutes + incoming minutes) / monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning programs – Customer profile adequacy plans
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
VC – Communication values per minute.
VC1 – Communication values for calls in the same area of the subscriber.
VC2 – Communication values for Calls posted outside the area code and inside the State.
VC3 – Communication values for Calls outside the State.
VU-M – Value of mobile use of the Cellular Operator network which the Fixed Telephone Operator pays for a call from a Fixed Phone to a Mobile Phone (interconnection fee).
Partial Bill & Keep – system of collection for use of local network between SMP operators which occurs only when traffic between them exceeds 55%, which impacts over revenue and interconnection cost, which ceased to be charged as from July 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2006

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.